UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pensare Acquisition Corp.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

70957E105

(CUSIP Number)

June 14, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS MasTec, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,701,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,701,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.1%
12.	TYPE OF REPORTING PERSON (see instructions) CO

Schedule 13G

Explanatory Note:

This Schedule 13G is filed by MasTec, Inc. (the “Reporting Person”) pursuant to Rule 13d-1(d). The Reporting Person acquired 1,701,000 shares of Common Stock, par value $.001 per share (the “Common Stock”), of Pensare Acquisition Corp. (the “Issuer”) deemed “founder shares” prior to the Issuer’s initial public offering of its securities in July of 2017. Prior to June 14, 2019, the number of shares of Common Stock beneficially owned by the Reporting Person did not exceed five percent (5%) of all of the outstanding shares of Common Stock. On June 14, 2019, however, the number of outstanding shares of Common Stock decreased due to the Issuer’s redemption of certain of its stockholders’ shares, which resulted in the Reporting Person’s ownership surpassing five percent (5%). Accordingly, the Reporting Person is filing this Schedule 13G pursuant to Rule 13d-1(d) because it became a beneficial owner of the shares of Common Stock set forth herein prior to the effectiveness of the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and became the beneficial owner of more than five percent (5%) of the Issuer’s outstanding shares of Common Stock solely as a result of a change in the aggregate number of outstanding securities rather than an acquisition of securities registered under Section 12 of the Exchange Act.

Item 1.

(a)	Name of Issuer

The name of the Issuer is Pensare Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the issuer are located at 1720 Peachtree Street, Suite 629, Atlanta, GA 30309.

Item 2.

(a)	Name of Person Filing

This statement is filed by the Reporting Person.

This statement relates to the Issuer’s shares of Common Stock directly beneficially owned by the Reporting Person.

(b)	Address of the Principal Office or, if none, residence

The address of the business office of the Reporting Person is 800 Douglas Road, Coral Gables, Florida 33134.

(c)	Citizenship

The Reporting Person is a Florida corporation.

(d)	Title of Class of Securities

The Schedule 13G statement relates to Common Stock of the Issuer.

(e)	CUSIP Number

The CUSIP number for the Common Stock is 70957E105.

Item 3.	Filing pursuant to §240.13d-1(c)

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o):

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable. See Explanatory Note above.

Item 4.	Ownership

(a)	Amount Beneficially Owned: As of December 31, 2019, the Reporting Person may be deemed the beneficial owner of 1,701,000 shares of Common Stock.

(b)	Percent of Class: As of December 31, 2019, the Reporting Person may be deemed the beneficial owner of approximately 21.1% of shares of Common Stock outstanding.

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 1,701,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,701,000

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

MASTEC, INC.

/s/ Albert de Cardenas
Executive Vice President, General Counsel and Secretary